

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

Hassan Baqar
Chief Financial Officer
FG New America Acquisition Corp.
105 S. Maple Street
Itasca, IL 60143

>   **Re: FG New America Acquisition Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 18, 2021**
>   **File No. 001-39550**

Dear Mr. Baqar:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance